As filed with the Securities and Exchange Commission on October 6, 2022

File No. 333-258685

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. _

Post-Effective Amendment No. 1

F/m Funds Trust

(Exact Name of Registrant as Specified in Charter)

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Registrant’s Telephone Number, including Area Code: (513) 587-3400

Betsy Santen

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

(Name and Address of Agent of Service)

This Registration Statement contains the following documents:

Part A. Proxy Statement/Prospectus – Incorporated by reference to definitive form of Combined Proxy Statement and Prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended (the “Securities Act”), on September 23, 2021 (SEC accession number 0001580642-21-004573).

Part B. Statement of Additional Information – Incorporated by reference to the definitive Statement of Additional Information filed pursuant to Rule 497 under the Securities Act on September 23, 2021 (SEC accession number 0001580642-21-004573).

Part C. Other Information

Signature Pages

The sole purpose of this filing is to file as an exhibit with respect to the reorganization, as described in the Registrant’s Registration Statement on Form N-14, the tax opinion of counsel supporting the tax matters and consequences to shareholders , as required by Item 16.12 of Form N-14.

F/M FUNDS TRUST

PART C

OTHER INFORMATION

Item 15. Indemnification.

Article VI of the Registrant’s Declaration of Trust provides for indemnification of officers and Trustees as follows:

Section 6.4 Indemnification of Trustees, Officers, etc. Subject to and except as otherwise provided in the Securities Act of 1933, as amended, and the 1940 Act, the Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

Section 6.5 Advances of Expenses. The Trust shall advance attorneys’ fees or other expenses incurred by a Covered Person in defending a proceeding to the full extent permitted by the Securities Act of 1933, as amended, the 1940 Act, and Ohio Revised Code Chapter 1707, as amended. In the event any of these laws conflict with Ohio Revised Code Section 1701.13(E), as amended, these laws, and not Ohio Revised Code Section 1701.13(E), shall govern.

Section 6.6 Indemnification Not Exclusive, etc. The right of indemnification provided by this Article VI shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VI, “Covered Person” shall include such person’s heirs, executors and administrators. Nothing contained in this article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.

Paragraphs 8 and 9 of the Registrant’s Distribution Agreement with Ultimus Fund Distributors, LLC (the “Distributor”) provides for indemnification as follows:

8.	Indemnification of Trust.

 Distributor agrees to indemnify and hold harmless the Trust and each person who has been, is, or may hereafter be a Trustee, officer, employee, shareholder or control person of the Trust against any loss, damage or expense (including the reasonable costs of investigation and reasonable attorneys’ fees) reasonably incurred by any of them in connection with any claim or in connection with any action, suit or proceeding to which any of them may be a party, which arises out of or is alleged to arise out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact, or the omission or alleged omission to state a material fact necessary to make the statements not misleading, on the part of Distributor or any agent or employee of Distributor or any other person for whose acts Distributor is responsible, unless such statement or omission was made in reliance upon written information furnished by the Trust; (ii) Distributor's failure to exercise reasonable care and diligence with respect to its services, if any, rendered in connection with investment, reinvestment, automatic withdrawal and other plans for Shares; and (iii) Distributor’s failure to comply with applicable laws and the Rules of FINRA. The Distributor will advance attorneys' fees or other expenses incurred by any such person in defending a proceeding, upon the undertaking by or on behalf of such person to repay the advance if it is ultimately determined that such person is not entitled to indemnification. The term "expenses" for purposes of this and the next paragraph includes amounts paid in satisfaction of judgments or in settlements which are made with Distributor's consent. The foregoing rights of indemnification shall be in addition to any other rights to which the Trust or each such person may be entitled as a matter of law.

9.	Indemnification of Distributor.

The Trust agrees to indemnify and hold harmless Distributor and each person who has been, is, or may hereafter be a director, officer, employee, shareholder or control person of Distributor against any loss, damage or expense (including the reasonable costs of investigation and reasonable attorneys’ fees) reasonably incurred by any of them in connection with the matters to which this Agreement relates, except a loss resulting from the failure of Distributor or any such other person to comply with applicable law or the terms of this Agreement, or from willful misfeasance, bad faith or gross negligence, including clerical errors and mechanical failures, on the part of any of such persons in the performance of Distributor's duties or from the reckless disregard by any of such persons of Distributor's obligations and duties under this Agreement, for all of which exceptions Distributor shall be liable to the Trust. The Trust will advance attorneys' fees or other expenses incurred by any such person in defending a proceeding, upon the undertaking by or on behalf of such person to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

In order that the indemnification provisions contained in this Paragraph 9 shall apply, it is understood that if in any case the Trust may be asked to indemnify Distributor or any other person or hold Distributor or any other person harmless, the Trust shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that Distributor will use all reasonable care to identify and notify the Trust promptly concerning any situation which presents or appears likely to present the probability of such a claim for indemnification against the Trust. The Trust shall have the option to defend Distributor and any such person against any claim which may be the subject of this indemnification, and in the event that the Trust so elects it will so notify Distributor, and neither Distributor nor any such person shall in such situation initiate further legal or other expenses for which it shall seek indemnification under this Paragraph 9. If the Trust elects to assume the defense of any such claim, the defense shall be conducted by counsel chosen by it and reasonably satisfactory to the indemnified party, whose approval shall not be unreasonably withheld, as long as the Trust is conducting a good faith and diligent defense. In the event that the Trust elects to assume the defense of any suit and retain counsel, the indemnified party shall bear the fees and expenses of any additional counsel retained by it. Distributor shall in no case confess any claim or make any compromise in any case in which the Trust will be asked to indemnify Distributor or any such person except with the Trust's written consent.

Notwithstanding any other provision of this Agreement, Distributor shall be entitled to receive and act upon advice of counsel (who may be counsel for the Trust or its own counsel) and shall be without liability for any action reasonably taken or thing reasonably done pursuant to such advice, provided that such action is not in violation of applicable federal or state laws or regulations.

Item 16. Exhibits

1.	Agreement and Declaration of Trust— Incorporated herein by reference to original Registration Statement filed on April 13, 2012.

2.	By-laws—Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 12 filed on December 29, 2016.

3.	Not applicable.

4.	Agreement and Plan of Reorganization- Incorporated herein by reference to Pre-Effective Amendment No. 2 to Form N-14 filed on September 17, 2021

5.	Instruments Defining Rights of Security Holders— Incorporated by reference to the Agreement and Declaration of Trust and By-laws of Registrant as set forth in Exhibits 1 and 2.

6(a)(i).	Advisory Agreement with Oakhurst Capital Management, LLC on behalf of Oakhurst Fixed Income Fund - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on December 21, 2021.

6(a)(ii).	Advisory Agreement with Oakhurst Capital Management, LLC on behalf of Oakhurst Short Duration Bond Fund - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on December 21, 2021

6(a)(iii).	Advisory Agreement with Oakhurst Capital Management, LLC on behalf of Oakhurst Short Duration High Yield Credit Fund - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on December 21, 2021.

6(a)(iv).	Advisory Agreement with F/m Investments, LLC on behalf of Large Cap Focused Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022
6(b)(i).

Sub-Advisory Agreement among Oakhurst Capital Management, LLC and F/m Investments, LLC, on behalf of Oakhurst Fixed Income Fund - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on December 21, 2021

6(b)(ii).

Sub-Advisory Agreement among Oakhurst Capital Management, LLC and F/m Investments, LLC, on behalf of Oakhurst Short Duration Bond Fund - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on December 21, 2021.

6(b)(iii).	Sub-Advisory Agreement among Oakhurst Capital Management, LLC and F/m Investments, LLC, on behalf of Oakhurst Short Duration High Yield Credit Fund - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on December 21, 2021

7(a).	Distribution Agreement with Ultimus Fund Distributors, LLC on behalf of the Oakhurst Funds - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on December 29, 2021

7(b)	Distribution Agreement with Ultimus Fund Distributors, LLC on behalf of the F/m Investment Large Cap Focused Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

7(c).	Form of Selling Agreement for Ultimus Fund Distributors, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 21 filed on June 15, 2021.

8.	Not applicable.

9.	Custody Agreement with US Bank, N.A. — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 23 filed on September 9, 2021

10(a).	Rule 12b-1 Plan—Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 9 filed on September 16, 2015.

10(b).	Rule 18f-3 Plan—Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 9 filed on September 16, 2015.

11.	Legal Opinion and Consent as to shares of the Large Cap Focused Fund – Incorporated herein by reference to Pre-Effective Amendment No. 2 to Form N-14 filed on September 17, 2021

12.	Tax opinion and consent of Sullivan & Worcester LLP – Filed herewith

13(a)(i).	Expense Limitation Agreement with Oakhurst Capital Management, LLC on behalf of Oakhurst Fixed Income Fund — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on December 21, 2021

13(a)(ii).	Expense Limitation Agreement with Oakhurst Capital Management, LLC on behalf of the Oakhurst Short Duration Bond Fund — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on December 21, 2021

13(a)(iii).	Expense Limitation Agreement with Oakhurst Capital Management, LLC on behalf of the Oakhurst Short Duration High Yield Credit Fund — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on December 21, 2021

13(a)(iv).	Expense Limitation Agreement with F/m Investments, LLC on behalf of Large Cap Focused Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022.

13(b)(i).	Administration Agreement with Ultimus Fund Solutions, LLC — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 10 filed on December 1, 2015.

13(b)(ii).	Amendment No.1 to Administration Agreement with Ultimus Fund Solutions, LLC — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 16 filed on December 20, 2018.

13(b)(iii).	Amendment No. 2 to Administration Agreement with Ultimus Fund Solutions, LLC — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 17 filed December 18, 2019.

13(b)(iv).	Amendment No. 3 to Administration Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 21 filed on June 15, 2021.

13(b) (v).	Amendment No. 4 to Administration Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

13(b)(vi).	Amendment No. 5 to Administration Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

13(c)(i).	Transfer Agent and Shareholder Services Agreement with Ultimus Fund Solutions, LLC — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 10 filed on December 1, 2015.

13(c)(ii).	Amendment to Transfer Agent and Shareholder Services Agreement with Ultimus Fund Solutions, LLC — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 16 filed on December 20, 2018.

13(c)(iii).	Amendment No. 2 to Transfer Agent and Shareholder Services Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 21 filed on June 15, 2021.

13(c)(iv).	Amendment No. 3 to Transfer Agent Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

13(c)(v).	Amendment No. 4 to Transfer Agent Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

13(d)(i).	Fund Accounting Agreement with Ultimus Fund Solutions, LLC — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 10 filed on December 1, 2015.

13(d)(ii).	Amendment No. 1 to Fund Accounting Agreement with Ultimus Fund Solutions, LLC — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 16 filed on December 20, 2018.

13(d)(iii).	Amendment No. 2 to Fund Accounting Agreement with Ultimus Fund Solutions, LLC- Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022.

13(d)(iv).	Amendment No. 3 to Fund Accounting Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 21 filed on June 15, 2021.

13(d)(v).	Amendment No. 4 to Fund Accounting Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

13(d)(vi).	Amendment No. 5 to Fund Accounting Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

13(e)	Engagement Letter for Compliance Services – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

14.	Consent of BBD, LLP with respect to F/m Investments Large Cap Focused Fund, a series of M3Sixty Funds Trust – Incorporated herein by reference to Pre-Effective Amendment No. 2 to Form N-14 filed on September 17, 2021.

15.	Not applicable.

16.	Powers of Attorney for Debra McGinty-Poteet, Keith Wirtz and John Hildebrand – Incorporated herein by reference to Registrant’s Registration Statement on Form N-14 filed on August 10, 2021.

17.	Proxy Card for F/m Investments Large Cap Focused Fund – Incorporated herein by reference to Registrant’s Registration Statement on Form N-14 filed on August 10, 2021.

Item 17. Undertakings

None

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed on behalf of the Registrant, in the City of Covington, Kentucky on the 6th day of October, 2022.

F/m Funds Trust

By:	/s/ Matthew Swendiman
Matthew Swendiman
President

As required by the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Matthew Swendiman	President (Chief Executive Officer)	October 6, 2022
Matthew Swendiman

/s/ Angela A. Simmons	Treasurer (Chief Financial Officer	October 6, 2022
Angela A. Simmons	and Principal Accounting Officer)

*	Trustee	October 6, 2022
Debra L. McGinty-Poteet

*	Trustee	October 6, 2022
E. Keith Wirtz

*	Trustee	October 6, 2022
John R. Hildebrand

/s/ Alexander Morris		October 6, 2022
Alexander Morris	Trustee

/s/ Matthew Swendiman
Matthew Swendiman Attorney-in-fact* October 6, 2022

EXHIBIT INDEX

12.	Tax Opinion and Consent of Sullivan & Worcester